Wizard World, Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

April 20, 2012

Pamela Howell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wizard World, Inc.

Form 8-K/A

Filed February 1, 2012

File No. 000-33383

Dear Ms. Howell:

By letter dated February 21, 2012, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on (i) the Company’s Current Report on Form 8-K/A, filed on February 1, 2012 (the “Current Report”) and (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

Form 8-K/A, filed February 1, 2012

General

1. We note that you anticipated filing your quarterly reports on forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 on or before February 13, 2012. We note that no revised filings have been made to date. Please advise us of your updated timeline for filing your missing Exchange Act reports.

RESPONSE: Pursuant to our conversation with the Staff, the above comment should make reference to the quarterly period ended March 31, 2011, June 30, 2011 and September 30, 2011. These periodic reports have been filed with the Commission.

Business, page 3

Company History, page 4

2. We note the extensive deletions in this section. Please advise us why the deleted disclosure, such as the background of the business of Kick the Can and the disclosure related to the Exchange Agreement, is not material to investors or revise to add back such disclosure.

RESPONSE: We have revised this section to add back the deleted disclosure to the Current Report.

Executive Compensation, page 33

3. We note your response to comment six of our letter dated December 19, 2011. Please revise your disclosure to quantify the payments you discuss for each termination or change in control event. In addition, we note the discussion of the compensation to be paid to Mr. Shamus in connection with his resignation on page 50. Please quantify the amount paid or to be paid.

RESPONSE: The Company has revised this section to appropriately reflect the termination of Mr. Shamus’ employment. Subsequent to the agreement’s termination, Mr. Shamus executed a mutual release with the Company, pursuant to which Mr. Shamus released any and all prior or existing claims he may have against the Company, monetary or otherwise. Notwithstanding the release agreement, on or about January 15, 2012, the Company and Mr. Shamus verbally agreed that any past due salary previously owed to Mr. Shamus would be repaid in cash at a rate of $10,000 per month until there is a zero balance. As of April 20, 2012, the outstanding back salary equals $21,381.19.

4. We note the disclosure in footnote two to the summary compensation table that the company determined the loan to Wizard Entertainment was uncollectable and was determined to be compensation to Mr. Shamus due to his control of the company. Please revise the summary compensation table to reflect such amount in the all other compensation column.

RESPONSE: We have revised the summary compensation table to include such amount in the other compensation column.

Certain Relationships and Related Transactions, page 31

5. Please clarify in the second paragraph of this section the relationship between Gareb Shamus Enterprises and Wizard Entertainment. You state the promissory note was entered into with Gareb Shamus Enterprises but then state that the amount was determined to not be collectible from Wizard Entertainment. The disclosure in this paragraph is unclear and should be revised. In addition, since the note was secured by all the assets of Gareb Shamus Enterprises, clarify whether you have any recourse to collect such amounts.

RESPONSE: We have revised our disclosures to disclose the relationship between Gareb Shamus Enterprises and Wizard Entertainment. Wizard Entertainment is “doing business as” Gareb Shamus Enterprises. The Company concluded that the costs to foreclose on assets of Gareb Shamus Enterprises would far outweigh the benefits of the assets that could be obtained and thus, is not currently pursuing that option.

6. We note your revised disclosure in response to comment eight of our letter dated December 19, 2011 and we reissue the comment. Please revise to clarify as of what specific date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions. We continue to note that these transactions do not appear to be reflected in the financial statements. Furthermore, it appears that you may be using the reference to “Conventions” in this section differently than as disclosed at the beginning of the Form 8-K. For instance, you refer to acquiring the domain name and intellectual property rights from Conventions. However, the disclosure on page one reflects that the company acquired Conventions. Please provide clear disclosure throughout this section of these related party transactions.

RESPONSE: Our disclosure has been revised to clarify the specific date the outstanding balances of the Company’s debt transactions have been disclosed. In addition, our disclosures have been revised to clarify how these transactions relate to Wizard World Inc. and its predecessor, and how we accounted for these transactions.

These transactions will not be disclosed in the financial statements. The financial statements included in the filing are that of Wizard Conventions, Inc. The above referenced transactions are by and between Wizard World, Inc. and Gareb Shamus Enterprises. Wizard Conventions, Inc., while a wholly-owned subsidiary of Gareb Shamus Enterprises, was not a party to these transactions. These transactions were disclosed in the Company’s annual report on Form 10-K for the year ended December 31, 2010, where the consolidated financial statements of Wizard World and Wizard Conventions were provided.

We have omitted the disclosure regarding the acquiring the domain name and intellectual property rights from Conventions. The Company has concluded that Conventions is the predecessor of the Company.

7. It appears that you have discussed the October 27, 2010 promissory note to Gareb Shamus Enterprises twice in this section. These two discussions are not consistent with each other. Please revise accordingly.

RESPONSE: We have removed the duplicative reference in the Current Report.

8. We reissue comment nine of our letter dated December 19, 2011. Please provide the disclosure require by Item 404(a)(5) of Regulation S-K for each debt transaction.

RESPONSE: We have included the disclosure required by Item 404(a)(5) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 32

9. Please remove the statement that all of the shares of common stock outstanding are fully paid and non-assessable, as such statement is a legal conclusion that you are not qualified to make.

RESPONSE: We have revised the Current Report to remove the above referenced language.

10. While we note that Mr. Shamus is no longer an officer or director of the company, since he was at the time of the filing of the initial Form 8-K, please add back the disclosure regarding Mr. Shamus in the appropriate sections, such as the beneficial ownership table.

RESPONSE: We have added back the disclosure regarding Mr. Shamus into the Current Report.

Exhibits

11. We note your response to comment 10 of our letter dated December 19, 2011 and we reissue the comment. We are unable to locate an amendment to the Form 8-K filed August 30, 2011. In addition, the Exhibit 10.1 filed with the Form 8-K/A filed February 1, 2012 appears to differ from the Exhibit 10.1 as filed with the August 30, 2011 Form 10-K. That Exhibit 10.1 was dated as of August 2011, while the other one is dated December 6, 2010. Please file Exhibit 10.1 to the Form 8-K dated August 30, 2011 in its entirety.

RESPONSE: We have filed the above referenced exhibit with the Company’s recently filed Annual Report on Form 10-K for the year ended December 31, 2011. That document is incorporated by reference to the Current Report.

Consolidated Financial Statements, page F-1

12. We note in your response to our prior comment 12 that you planned to file a waiver request by February 3, 2012 regarding the inclusion of financial statements of Wizard Conventions as of and for the year ended December 31, 2008. In addition, since the merger occurred on December 7, 2010, historical premerger financial statements of Conventions should not be presented as of and for the year ended December 31, 2010. We have not yet received the waiver request. Please provide us with your updated plans to file this request.

RESPONSE: The Company filed the waiver request with the Commission on Monday, February 27, 2012. Our request for waiver was denied. Our auditors are conducting an audit of the December 31, 2008 financial statements and we will include them in an amendment to the Current Report as soon as they become available.

13. We note your response to our prior comment 13. Your response indicates that Wizard World loaned the amounts to Gareb Shamus Enterprises and that the transaction is presented in the post-merger financial statements included in the Form 10-K. However, you disclose on page 32 of the amended Form 8-K that on October 27, 2010, Conventions loaned to Gareb Shamus Enterprises an aggregate principal amount of $329,807.49 and an additional amount of $11,079.84 in interest was accrued. Since the historical financial statements in the Form 8-K are those of Conventions and October 27, 2010 precedes the date of the merger, please tell us how this transaction is reflected within those financial statements and also explain the difference between this transaction and the apparently identical transaction between Kick the Can Corp and Gareb Shamus Enterprises that is disclosed on page 31.

RESPONSE: We have revised the disclosure to properly disclose the transaction. Wizard Conventions did not loan Gareb Shamus Enterprises $329,807.49. Wizard World, Inc. (formerly GoEnergy, Inc.) loaned this amount to Gareb Shamus Enterprises. As such, this transaction is not reflected in the financial statements or related footnotes of Conventions.

Pro forma Financial Information, page F-16

14. Please expand the notes to the pro forma financial statements to quantify and explain the specific nature of each of the adjustments (and the individual amounts that have been aggregated or netted into each adjustment presented).

RESPONSE: Our pro forma disclosure has been revised to explain the specific nature of each of the adjustments.

15. Explain to us why the $1,600 receivable from Kick the Can Corp was eliminated and the $31,959 prepaid expense was added as pro forma adjustments.

RESPONSE: Our pro forma disclosure has been revised to further disclose each of the adjustments.

16. If you believe Kick the Can Corp is one of the accounting acquirers, please advise as we cannot determine why it is included in the pro forma presentation when no audited financial statements of Kick the Can Corp were presented separately or on a combined basis with Conventions. Please advise.

RESPONSE: Our pro forma presentation has been revised to only show Wizard Conventions as the accounting acquirer.

17. We note you have combined the accumulated deficit of all three entities in the pro forma balance sheet. Please note that only the accumulated deficit of the accounting acquirer(s) should be brought forward as the pro forma balance of accumulated deficit. The historical accumulated deficit of the shell company should be eliminated against Additional Paid-in Capital. Please revise or tell us why you believe this adjustment is not necessary.

RESPONSE: Our pro forma presentation has been revised to only show Wizard Conventions as the accounting acquirer.

18. Please note that only the results of operations of the accounting acquirer(s) are brought forward to the pro forma results of operations. Please revise to present as eliminating adjustments the results of operations of the shell company.

RESPONSE: Our pro forma presentation has been revised to only show Wizard Conventions as the accounting acquirer.

19. We note you have not yet received an accommodation to provide financial statements for periods beyond the date of the merger in the Form 8-K. Please file that waiver request and if granted, please clearly separate the activity recorded for the period December 8 through December 31 from your other pro forma adjustments. Other disclosures may be required regarding the content of the results of operations for that period.

RESPONSE: Our request for waiver was denied. We are currently having the December 31, 2008 financial statements audited and will provide them in an amendment to the Current Report as soon as they become available.

Form 10-K for Fiscal Year Ended December 31, 2010

20. We note that your much of your filing includes disclosure for 2011 and 2012 rather than as of your fiscal year end, December 31, 2010. Please note that you may include additional material information to the extent necessary to make the required information not misleading. See Exchange Act Rule 12b-20. Such additional material information may not be a substitute for the Form 10-K required information for the period covered by the report. Please revise your filing accordingly.

RESPONSE: We have revised the Form 10-K to include relevant disclosure for the year ended December 31, 2010, where applicable.

21. Please revise the disclosure to comply with the comments issued on the Form 8-K, as applicable.

RESPONSE: We have amended the Form 10-K in consideration of the comments issued by the Staff re: the Company’s Current Report.

Subsequent Business Operations, page 3

22. Please specify when in the further quarter you launched the Wizard World Entertainment Network. In addition, we note the reference to www.toywiz.com as a third party site. Please clarify who owns the site and the terms of the agreement relating to this third party site and your planned arrangements for any additional agreements with other third party sites.

RESPONSE: The Wizard World Entertainment Network was launched in September 2011. We have revised the disclosure to clarify this. The website www.toywiz.com is owned and operated by Toywiz, Inc. Ken Shamus, the brother of the Company’s former Chief Executive Officer Gareb Shamus, is the President of Toywiz. Under the terms of the marketing agreement entered into by the parties on May 31, 2011, Toywiz is paid 50% of the advertising revenue attributable to the Toywiz site, with a minimum guarantee of $5,000.00 per month.

23. We note the statement that you plan on focusing on six of the most popular conventions. Please clarify whether this means you will only hold six conventions in 2012. If so, this appears to be a material reduction in the amount of conventions, down from nine in the prior two years. Please discuss in greater detail the reduction in conventions, and the reasons for the reduction.

RESPONSE: The Company plans on holding only six conventions in 2012. During 2011, the Company held a total of nine conventions. The Company’s plan in 2012 is to focus its efforts at what it believes to be its most profitable conventions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

24. We note that Mr. Shamus is no longer an officer or director of the company. Please discuss any impact his leaving the company has had or may have upon your business operations and or business plans. In particular we note the prior risk factor in the Form 8-K regarding your dependence upon the services provided by Mr. Shamus.

RESPONSE: The Company was previously dependent on the continued employment of Mr. Shamus. Upon Mr. Shamus’ resignation, had the Company not found a suitable replacement, the Company’s business would have been adversely affected. As a new board of directors joined the Company in 2011, the Company was better able to absord the loss of Mr. Shamus upon his resignation, particularly because of Mr. Michael Mathews, who served as the Company’s Executive Chairman during the interim period after Mr. Shamus’ resignation and before the Company hired a new Chief Executive Officer. The Company’s current Chief Executive Officer, Mr. John Macaluso, is also extremely important to the Company’s future success. Were Mr. Macaluso to resign and the Company could not find a suitable replacement, the Company’s business would likewise be adversely affected.

Item 10. Directors, Executive Officers and Corporate Governance, page 28

25. Please provide the information required by Item 401(e) of Regulation S-K for Messrs. Shamus and Fields, since they were officers and directors as of the fiscal year ended December 31, 2010.

RESPONSE: We have revised the Form 10-K to include the information required by Item 401(e) of Regulation S-K for Messrs. Shamus and Fields.

26. Please discuss Mr. Mats’ business experience from July 2007 until June 2010.

RESPONSE: We have revised the Form 10-K to include the business experience of Mr. Mats from July 2007 to June 2010.

Item 11. Executive Compensation, page 31

27. Please revise to provide summary compensation information for the past two fiscal years, as required by Item 402(n) of Regulation S-K. See Instruction 1 to Item 402(n).

RESPONSE: We have revised the summary compensation table to provide relevant information for the past two fiscal years in accordance with Item 402(n) of Regulation S-K.

28. Please file the consulting agreement with Mr. Mathews as an exhibit. Please file the director agreements as exhibits.

RESPONSE: Mr. Mathews’ consulting agreement was filed as Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on March 25, 2011. All other director agreements, with the exception of Mr. Shamus’ director agreement, were either filed or incorporated by reference to the Company’s recent annual report on Form 10-K for the year ended December 31, 2011. All such agreements are incorporated by reference to the Form 10-K, and Mr. Shamus’ director agreement is attached as an exhibit to the Form 10-K.

Item 13. Certain Relationships and Related Transactions, page 38

29. Please disclose all related party transactions in this section, as required by Item 404 of Regulation S-K. For instance, we direct your attention to the related party note payable in the financial statements.

RESPONSE: We have revised our disclosure to disclose all related party transactions, as required by Item 404 of Regulation S-K.

Exhibits

30. Please file as exhibits or incorporate by reference to those material contracts, as required by Form 10-K.

RESPONSE: The Company has filed or incorporated by reference all contracts it believes to be material.

Very truly yours,

/s/ John Macaluso

John Macaluso

Chief Executive Officer

Wizard World, Inc.